SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  Schedule TO/A
                   Tender Offer Statement under Section 14(d)(1)
                 or 13(e)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 3)

                         Ranger Industries, Inc.
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                        (Name of Subject Company)

                       Bumgarner Enterprises, Inc.
                            Charles G. Masters
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                   (Name of Filing Persons -- Offerors)

                  Common Stock, Par Value $.01 Per Share
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                      (Title of Class of Securities)

                                 75290710
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                  (CUSIP Number of Class of Securities)

                            Charles G. Masters
                       Bumgarner Enterprises, Inc.
                           3400 82nd Way North
                         St. Petersburg, FL 33710
                        Telephone: (727) 381-4904
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         (Name, Address and Telephone Number of Person Authorized
    to Receive Notices and Communications on Behalf of Filing Persons)

                                 Copy to:
                      Herrick K. Lidstone, Jr., Esq.
                          Norton Lidstone, P.C.
                             5445 DTC Parkway
                         The Quadrant, Suite 850
                       Greenwood Village, CO 80111
                        Telephone: (303) 221-5552

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     /X/  third-party tender offer subject to Rule 14d-1.
     / /  issuer tender offer subject to Rule 13-4.
     / /  going-private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

      This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Bumgarner Enterprises, Inc., a Florida corporation, on December 29, 2000, as amended and supplemented ("Schedule TO"), relating to the offer by Bumgarner to purchase up to 4,225,000 shares of common stock, par value $.01 per share, of Ranger Industries, Inc. ("Ranger") (the "Shares"), at $2.00 per Share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase, as amended and supplemented by the Supplement dated January 24, 2001 and the Second Supplement dated January 29, 2001 (the "Offer to Purchase"), and in the related letter of transmittal, copies of which are attached as Exhibits 99(a)(1), 99(a)(9), 99(a)(11) and 99(a)(2), respectively, to the Schedule TO. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

ITEM 11.    Additional Information.

      See attached Exhibit 99(a)(13).

ITEM 12.    Exhibits.

99(a)(13) Text of Press Release issued by Ranger dated February 7, 2001.







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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2001

                                    BUMGARNER ENTERPRISES, INC.



                                    By:/s/ Charles G. Masters
                                       ---------------------------------
                                       Name:  Charles G. Masters
                                       Title:  President



                                    /s/ Charles G. Masters
                                    ------------------------------------
                                    Charles G. Masters






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                                  EXHIBIT INDEX



99(a)(13) Text of Press Release issued by Ranger dated February 7, 2001.